Exhibit 99.6

AGREEMENT

This Agreement (“Agreement”), dated as of August 26, 2020, is by and between SunPower Corporation, a corporation organized and existing under the Laws of the State of Delaware, USA (“Parent”), and Maxeon Solar Technologies, Ltd., a company organized and existing under the Laws of Singapore (“SpinCo”).

BACKGROUND

Parent and SpinCo are parties to that certain Separation and Distribution Agreement dated as of November 8, 2019 (the “Separation Agreement”). In connection with the transactions contemplated by the Separation Agreement, Parent and SpinCo have agreed to enter into this Agreement to memorialize their mutual understanding with respect to certain supply agreements between Parent and certain of its Affiliates, on the one hand, and Hemlock Semiconductor Operations LLC (f/k/a Hemlock Semiconductor Corporation), a limited liability company organized and existing under the laws of the State of Michigan, USA, and certain of its Affiliates (collectively, “Hemlock”), on the other hand. Initially capitalized terms used but not defined in this Agreement have the meanings given to them in the Separation Agreement.

1. Hemlock Supply Agreements. Parent is party to certain supply and related agreements with Hemlock listed on Exhibit A (collectively, the “Supply Agreements”). The Parties had intended for Parent to assign all of its right, title and interest in the Supply Agreements to SpinCo, and for SpinCo to accept such right, title and interest and to assume and pay, perform, discharge and fulfill when due all of Parent’s obligations under the Supply Agreements on the terms and conditions set forth therein, all in accordance with the Separation Agreement. However, in lieu of an actual assignment and assumption of the Supply Agreements, the Parties have agreed to allocate various responsibilities under the Supply Agreements as set forth in this Agreement.

2. Treatment of Supply Agreements. To the extent any of the Supply Agreements are not capable of being assigned or transferred without the consent of Hemlock, or if any such assignment or transfer would constitute a breach thereof, this Agreement will not constitute an assignment or transfer of such Supply Agreement and, instead:

(a) on behalf of itself and the other members of the RemainCo Group, Parent agrees to transfer the rights, benefits and burdens of each Supply Agreement (including all deposits and advanced payments made thereunder) to SpinCo, to the same extent as if such rights, benefits and burdens constituted SpinCo Assets (without regard to the misallocation provisions of Section 2.1(c) of the Separation Agreement); and

(b) on behalf of itself and the other members of the SpinCo Group, SpinCo agrees to pay, perform, discharge and fulfill when due all obligations and Liabilities under each Supply Agreement on the terms and conditions set forth therein, including, without limitation, all take-or-pay obligations and the currently outstanding obligations described on Exhibit B, to the same extent as if such obligations constituted SpinCo Liabilities (without regard to the misallocation provisions of Section 2.1(c) of the Separation Agreement).

In furtherance of the foregoing, SpinCo will, to the extent not prohibited by Law, as indemnitor, guarantor, agent or subcontractor for Parent (i) pay, perform, discharge and fulfill all obligations and other Liabilities of Parent and any other member of the RemainCo Group under each Supply Agreement (including those described on Exhibit B), and (ii) use its commercially reasonable efforts to effect such payment, performance, discharge or fulfillment prior to the time when any demand therefor is permitted to be made by Hemlock thereunder. Alternatively, SpinCo may require Parent to act as its agent under any Supply Agreement, in which case, Parent will consult with, and take direction from, SpinCo regarding the exercise of its rights and remedies under such Supply Agreement at SpinCo’s sole cost and expense; provided, however, that Parent will not be obligated to (A) pay, perform, discharge or fulfill any obligations or Liabilities under any Supply Agreement as SpinCo’s agent or otherwise, (B) take any actions that could constitute a violation of Law or a breach of any Supply Agreement, (C) take any actions that could result in an increase of the Net Market Exposure (as defined below), (D) amend or modify, or grant or seek any consent or waiver under, any Supply Agreement, in each case, if such amendment, modification, consent or waiver will result in an increase in Liabilities of Parent or (E) agree to any settlement in connection with any Action initiated in relation to any Supply Agreement, if such settlement will result in an increase in Liabilities of Parent.

3. Indemnification. In addition to, and not in lieu of, its obligations under Section 4.2 of the Separation Agreement, to the fullest extent permitted by Law, SpinCo will, and will cause the other members of the SpinCo Group to, indemnify, defend and hold harmless Parent and the other RemainCo Indemnitees, from and against any and all Liabilities of the RemainCo Indemnitees relating to, arising out of or resulting from, directly or indirectly (i) any failure by SpinCo to pay, perform, discharge and fulfill when due all obligations and Liabilities of Parent and any other member of the RemainCo Group under the Supply Agreements in accordance with Section 2 above, and (ii) any breach by SpinCo of this Agreement or any of the Supply Agreements.

4. Springing Security.

(a) Within 30 days after the occurrence of a Trigger Event (as defined below), SpinCo will (or will cause other members of the SpinCo Group to) provide and maintain Financial Assurances (as defined below) in favor of Parent with an aggregate fair market value at least equal to the Net Market Exposure (as defined below), until such time as (i) Parent and each other member of the RemainCo Group (as relevant) has been released by Hemlock from all obligations and Liabilities under the Supply Agreements or (ii) the Net Market Exposure has been reduced to zero, in either case, to the reasonable satisfaction of Parent. SpinCo agrees to (A) notify Parent in writing of the occurrence (or imminent occurrence) of a Trigger Event promptly after any executive officer of SpinCo becomes aware of it, and (B) furnish Parent with such information regarding SpinCo’s financial condition or compliance with this Agreement as Parent may reasonably request from time to time, including with respect to SpinCo’s then-current Cash Balance.

(b) As used in this Agreement, the following terms have the following meanings:

“Cash Balance” means, as of any date of determination, the amount reflected as “cash” in SpinCo’s most recent publicly available consolidated balance sheet.

“Financial Assurances” means any combination of cash collateral, standby letters of credit, bank guarantees, performance or surety bonds, first-priority (or if not available, subordinated only to existing senior debt), perfected Security Interests in SpinCo Assets, or other financial support, in each case, in form and substance reasonably acceptable to Parent.

“Net Market Exposure” means, as of the last day of the immediately preceding fiscal quarter of Parent, an amount equal to (a x b) – c, where:

a	= the aggregate outstanding take-or-pay contracted volume under the Supply Agreements, measured in kilograms and certified by an executive officer of SpinCo as of the last day of such fiscal quarter;

b	= $30.08 per kilogram; and

c

= the aggregate prepayments made by Parent and its Affiliates under the Supply Agreements with respect to the same contracted volume, as certified by an executive officer of Parent as of the last day of such fiscal quarter;

provided that, the Net Exposure Amount may never exceed $150,000,000.

“Trigger Event” means the first to occur of: (i) SpinCo’s failure to make three consecutive payments when due under the Supply Agreements (considered collectively, not on a per agreement basis); or (ii) SpinCo having available liquidity through a combination of undrawn commitments under any revolving credit facility and a Cash Balance of the lesser of (a) $150,000,000 and (b) the current Net Market Exposure less any accounts receivable then outstanding from Parent under the Supply Agreement (as defined in the Separation Agreement).

5. Right of Setoff. In addition to Parent’s other rights and remedies under this Agreement or applicable Laws, if SpinCo is obligated to indemnify Parent pursuant to Section 3 above, then Parent will be entitled to exercise rights of setoff against any amounts due and payable from any member of the RemainCo Group, on the one hand, to any member of the SpinCo Group, on the other hand, whether arising in connection with any of the Ancillary Agreements or otherwise.

6. Miscellaneous.

(a) This Agreement may be executed in one or more counterparts (including by facsimile, PDF or other electronic transmission), all of which will be considered one and the same agreement.

(b) This Agreement, together with the Separation Agreement (to the extent contemplated herein), contain the entire agreement between Parent and SpinCo with respect to the subject matter hereof, and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter.

(c) This Agreement is governed by and will be construed in accordance with the Laws of the State of California, USA, excluding its rules governing conflicts of Laws.

(d) Parent and SpinCo each (i) irrevocably and unconditionally submits to the jurisdiction of the state and federal courts located in the State of California, USA, for the purpose of any Dispute or Action arising out of or based upon this Agreement, (ii) agrees not to commence any Dispute or Action arising out of or based upon this Agreement except in the state or federal courts located in the State of California, USA, and (iii) waives, and agrees not to assert, by way of motion, as a defense, or otherwise, in any such Dispute or Action, any claim that it is not subject to the jurisdiction of any such court, that the Dispute or Action is brought in an inconvenient forum, that the venue of the Dispute or Action is improper, or that this Agreement or the subject matter hereof may not be enforced in or by any such court.

(e) This Agreement will be binding upon and inure to the benefit of Parent and SpinCo and their respective successors and permitted assigns; provided that neither party may assign any of its rights or assign or delegate any of its obligations under this Agreement without the express prior written consent of the other party. Any assignment or delegation requiring the prior written consent of the other party pursuant to this Section 6(e) that is made without such consent will be void ab initio. No assignment or delegation of this Agreement will relieve the assigning or delegating party of its obligations hereunder.

(f) All notices, requests, claims, demands or other communications under this Agreement will be in writing and will be given or made (and will be deemed to have been duly given or made upon receipt) in accordance with Section 10.6 of the Separation Agreement.

(g) If any provision of this Agreement or the application thereof to any Person or circumstance is determined by an arbitrator or by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid, void or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby. Upon such determination, Parent and SpinCo will negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect, as closely as possible, the original intent of the parties.

(h) No provisions of this Agreement may be waived, amended, supplemented or modified, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the Party against whom it is sought to enforce such waiver, amendment, supplement or modification.

(i) The provisions of Sections 10.10, 10.15 and 10.18 of the Separation Agreement are incorporated herein by reference as if fully restated herein.

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IN WITNESS WHEREOF, Parent and SpinCo have caused this Agreement to be executed by their duly authorized representatives.

SUNPOWER CORPORATION

By:	/s/ Thomas H. Werner
Name: Thomas H. Werner
Title: Chief Executive Officer

MAXEON SOLAR TECHNOLOGIES, LTD.

By:	/s/ Jeffrey W. Waters
Name: Jeffrey W. Waters
Title: Chief Executive Officer